                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934

                               (Amendment No. 8)*


                                   EPLUS INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    294268107
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Richard J. Perry, Jr., Esquire
                            1826 Jefferson Place, N.W.
                             Washington, D.C.  20036
                                 (202) 775-8109
 ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                June 30, 2005
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                      Exhibit Index at page 11

-------------------------------------------------------------------------------
CUSIP NUMBER   294268107
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY).

               Hovde Capital Advisors LLC / 03-0430205
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS (See Instructions)

               AF/OO
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Organized: State of Delaware
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(1)
                    759,225 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER


                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    759,225 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    759,225 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.8%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    IA
-------------------------------------------------------------------------------
(1) The 759,225 shares beneficially owned by Hovde Capital Advisors LLC include
221,271 shares owned directly by Financial Institution Partners III, L.P.,
310,695 shares owned directly by Financial Institution Partners, L.P.,
120,090 shares owned directly by Financial Institution Partners, Ltd.,
42,170 shares owned directly by Financial Institution Partners IV, L.P., and
64,998 shares owned directly by a private account.  Hovde Capital Advisors LLC serves as the investment manager to the foregoing direct owners.

Page 2 of 12

-------------------------------------------------------------------------------
CUSIP NUMBER   294268107
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Eric D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF/PF/OO
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e). [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            32,824 shares
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(2)
                    1,153,943 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    32,824 shares
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    1,153,943 shares
               ----------------------------------------------------------------
     11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,186,767 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    13.8%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
                    IN
-------------------------------------------------------------------------------
(2) Of the 1,186,767 shares beneficially owned by Eric D. Hovde, 328,719 of the shares beneficially owned are as managing member of Hovde Capital, L.L.C., the general partner to Financial Institution Partners II, L.P., a direct owner;
30,000 of the shares beneficially owned are as managing member of Hovde
Acquisition II, L.L.C., a direct owner; 19,000 of the shares beneficially owned are as trustee for Hovde Financial, Inc. Profit Sharing Plan and Trust, a
direct owner; 17,000 of the Shares beneficially owned are as trustee for The
Eric D. and Steven D. Hovde Foundation, a direct owner; 32,824 of the shares beneficially owned are held directly by Eric D. Hovde; and 759,224 of the shares beneficially owned are as President, CEO and Managing Member of Hovde
Capital Advisors LLC, the Investment Manager to various client accounts that are the direct owners.


Page 3 of 12

-------------------------------------------------------------------------------
CUSIP NUMBER   294268107
-------------------------------------------------------------------------------
     1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS (ENTITIES ONLY)

               Steven D. Hovde
-------------------------------------------------------------------------------
     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)X
               (b)
-------------------------------------------------------------------------------
     3.        SEC Use Only

-------------------------------------------------------------------------------
     4.        SOURCE OF FUNDS

               AF/OO
-------------------------------------------------------------------------------
     5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
               ITEMS 2(d) AND 2(e) [  ]

-------------------------------------------------------------------------------
     6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
-------------------------------------------------------------------------------
NUMBER OF      7.   SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY            0
EACH           ----------------------------------------------------------------
REPORTING      8.   SHARED VOTING POWER
PERSON WITH(3)
                    1,153,943 shares
               ----------------------------------------------------------------
               9.   SOLE DISPOSITIVE POWER

                    0
               ----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    1,153,943 shares
               ----------------------------------------------------------------
     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,153,943 shares
-------------------------------------------------------------------------------
     12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES. [  ]
-------------------------------------------------------------------------------
     13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               13.4%
-------------------------------------------------------------------------------
     14.       TYPE OF REPORTING PERSON
               IN
-------------------------------------------------------------------------------
(3) Of the 1,153,943 shares beneficially owned by Steven D. Hovde, 328,719 of the shares beneficially owned are as managing member of Hovde Capital, L.L.C., the General Partner to Financial Institution Partners II, L.P., the direct owner; 30,000 of the shares beneficially owned are as managing member of Hovde
Acquisition II, L.L.C., the direct owner; 19,000 of the shares beneficially owned are as trustee for Hovde Financial, Inc. Profit Sharing Plan and Trust,
the direct owner; 17,000 of the shares beneficially owned are as trustee for
The Eric D. and Steven D. Hovde Foundation; and 759,224 of the shares beneficially owned are as the Chairman of Hovde Capital Advisors LLC, the investment manager to various client accounts that are the direct owners.

Page 4 of 12

Item 1.  Security and Issuer

      The class of security to which this statement relates is the common stock, par value $0.01 per share (the "Shares"), of ePlus inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 13595 Dulles Technology Drive,Herndon, VA 20171.


Item 2.  Identity and Background

      The persons filing this statement are Hovde Capital Advisors LLC, a Delaware limited liability company (the "Investment Manager"), the Investment Manager to various client accounts, which are the direct owners (collectively, the "Clients"), Eric D. Hovde, and Steven D. Hovde. Hovde Capital Advisors LLC, Eric D. Hovde and Steven D. Hovde are collectively referred to herein as the "Reporting Persons."

      Eric D. Hovde and Steven D. Hovde each may hold beneficial interests in the Shares through ownership of an interest in, and positions as officers and/or members of the Investment Manager. Eric D. Hovde and Steven D. Hovde also may hold beneficial interests in the Shares through positions as officers, members, managers and trustees of the other entities that invest in the Shares. Eric D. Hovde holds additional beneficial interests in the Shares through Shares owned directly. Eric D. Hovde and Steven D. Hovde are also directors and executive officers of Hovde Financial, Inc. ("Hovde Financial"). Hovde Financial does not beneficially own any of the Shares. Steven D. Hovde disclaims beneficial ownership of the shares held directly by Eric D. Hovde.

      Attached as Schedule 1 hereto and incorporated by reference herein is a list containing the principal business and the address of its principal business and offices of the Investment Manager as well as information required by (a) through (f) of this Item as to each executive officer, director and/or controlling person of the Investment Manager who are Reporting Persons. The Investment Manager controls the Clients, the direct owners.

      None of the Reporting Persons or executive officers, directors or controlling persons of the Investment Manager have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

     Information regarding the source and amount of funds used by the Reporting Persons in acquiring beneficial ownership of their Shares is set forth in
Schedule 2 attached hereto and incorporated herein by reference.

Item 4.  Purpose of Transaction

     The Reporting Persons have acquired the Shares for investment purposes and as set forth below:

      Each of the Reporting Persons may independently acquire additional Shares or dispose of some or all of its Shares.

      The Reporting Persons expect to evaluate on an ongoing basis their investment in the Issuer, and may independently from time to time acquire additional Shares, dispose of Shares or formulate other purposes, plans or, proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above. Any such acquisitions or dispositions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

      Except as described above, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in schedule 1 hereto have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a), (b) Schedule 3 hereto, which is incorporated by reference herein, sets forth, as of June 30, 2005, information relating to the aggregate number of Shares of the Issuer and the percentage of the outstanding Shares of the Issuer as of such date (based upon information provided by the Issuer, there are 8,584,692 Shares outstanding as of that date) as to each of the Reporting Persons. With respect to the Shares set forth on Schedule 3, by virtue of its control over the Clients, all decisions regarding voting and disposition of the Shares beneficially owned by the Clients are made by the Investment Manager, acting through its chief executive officer, president, or managing members. As such, the Clients and the Investment Manager share voting and investment power with respect to such Shares. Therefore, as a result of their ownership interest in, and positions as officers directors, and/or managers of the Investment Manager, Eric D. Hovde and Steven
D. Hovde may be deemed to have beneficial ownership of the Shares.

     (c)   Schedule  4  hereto,  which  is  incorporated  by  reference  herein,
describes,   as   of  June 30, 2005, transactions  in  the  Shares  effected during the past sixty (60) days.

     (d)  None.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7.  Materials to be filed as Exhibits

Exhibit A -    Consent Agreement pursuant to 17 C.F.R.  13d-1(f)(1)
Exhibit B -    (Incorporated by reference to the Schedule 13D filed with the
               Securities and Exchange Commission (the "Commission") on March
               16, 1999)
Exhibit C -    Customer Agreement between NationsBanc Montgomery Securities and
               Financial Institution Partners II, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on March
               16, 1999)
Exhibit D -    Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners II, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on March
               16, 1999)
Exhibit E -    Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners II, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on March
               16, 1999)
Exhibit F -    Customer Agreement between NationsBanc Montgomery Securities and
               Eric D. Hovde. (Incorporated by reference to the Schedule 13D filed with the Commission on March 16, 1999)
Exhibit G -    Prime Broker Agreement between NationsBanc Montgomery Securities and Eric D. Hovde. (Incorporated by reference to the Schedule
              13D filed with the Commission on March 16, 1999)
Exhibit H -    Account Agreement between Banc of America Securities LLC and
              Hovde Acquisition II, L.L.C. (Incorporated by reference to the
              Schedule 13D/A filed with the Commission on January 20,2003)
Exhibit I -    Prime Broker Agreement between Banc of America Securities LLC and Hovde Acquisition II, L.L.C. (Incorporated by reference to the Schedule 13D/A filed with the Commission on January 20,2003)
Exhibit J -    Limited Liability Company Agreement between Banc of America
               Securities LLC and Hovde Acquisition II, L.L.C. (Incorporated by
               reference to the Schedule 13D/A filed with the Commission on
               January 20,2003)
Exhibit K -    Customer Agreement between NationsBanc Montgomery Securities and
               Hovde Financial Inc. Profit Sharing Plan and Trust.
              (Incorporated by reference to the Schedule 13D filed with the Commission on March 16, 1999)
Exhibit L -    Prime Broker Agreement between NationsBanc Montgomery Securities and Hovde Financial Inc. Profit Sharing Plan and Trust.
               (Incorporated by reference to the Schedule 13D filed with the
               Commission on March 16, 1999)
Exhibit M -    Customer Agreement between NationsBanc Montgomery Securities and
               The Eric D. Hovde Foundation.  (Incorporated by reference to the
               Schedule 13D filed with the Commission on May 7, 1999)
Exhibit N -    Prime Broker Agreement between NationsBanc Montgomery Securities and The Eric D. Hovde Foundation. (Incorporated by reference to the Schedule 13D filed with the Commission on May 7, 1999)
Exhibit O-     Customer Agreement between NationsBanc Montgomery Securities and
               Financial Institution Partners III, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on May
              5, 2000)
Exhibit P-     Prime Broker Agreement between NationsBanc Montgomery Securities and Financial Institution Partners III, L.P. (Incorporated by
               reference to the Schedule 13D filed with the Commission on May
              5, 2000)
Exhibit Q-     Partnership Agreement between NationsBanc Montgomery Securities and Financial Institution Partners III, L.P.  (Incorporated by
               reference to the Schedule 13D filed with the Commission on May
              5, 2000)
Exhibit R -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners, L.P. (Incorporated by reference to the Schedule 13D/A filed with the Commission on January
               20,2003)
Exhibit S -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to the Schedule 13D/A filed with the
               Commission on January 20,2003)
Exhibit T -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
               (Incorporated by reference to the Schedule 13D/A filed with the
               Commission on January 20,2003)
Exhibit U -    Account Control Agreement between Morgan Stanley Co.
               and Financial Institution Partners, L.P. (Incorporated by
               reference to the Schedule 13D/A filed with the Commission on
               January 20,2003)
Exhibit V -    Options Agreement between Morgan Stanley & Co. Incorporated and
               Financial Institution Partners, Ltd. (Incorporated by reference to the Schedule 13D/A filed with the Commission on January
               20,2003)
Exhibit W -    Customer Prime Broker Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D/A filed with the
               Commission on January 20,2003)
Exhibit X -    Master Securities Loan Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
               (Incorporated by reference to the Schedule 13D/A filed with the
               Commission on January 20,2003)
Exhibit Y -    Account Control Agreement between Morgan Stanley Co.
              Incorporated and Financial Institution Partners, Ltd. (Incorporated by reference to the Schedule 13D/A filed with the Commission on January 20,2003)
Exhibit Z -    Customer Agreement between Banc of America Securities LLC and
               Financial Institution Partners IV, L.P. (Incorporated by
               reference to the Schedule 13D/A filed with the Commission on
               July 2, 2003)
Exhibit AA -   Prime Broker Agreement between Banc of America Securities LLC
		and Financial Institution Partners IV, L.P. (Incorporated by
               reference to the Schedule 13D/A filed with the Commission on
		July 2, 2003)
Exhibit BB -   Partnership Agreement between Banc of America Securities
              LLC and Financial Institution Partners IV, L.P. (Incorporated
	     by reference to the Schedule 13D/A filed with the Commission on
              July 2, 2003)




                                   Signatures


     After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him/it is true, complete and correct.


                         HOVDE CAPITAL ADVISORS LLC

                         By:  /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member


                         ERIC D. HOVDE

                         /s/ Eric D. Hovde
                         -------------------------------------------------


                         STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                         -------------------------------------------------


Dated:    06/30/05

                                   Schedule 1

                    INFORMATION RELATING TO REPORTING PERSONS

                                   Principal Business and
                                   Address of Principal Business
Name                               or Principal Office
----                               ------------------------------


Hovde Capital Advisors LLC         Limited liability company and registered
                                   investment adviser formed to serve as an
                                   investment manager.

                                   1826 Jefferson Place, N.W.
                                   Washington, D.C. 20036
                                   Organized: State of Delaware




    INFORMATION RELATING TO EXECUTIVE OFFICERS, DIRECTORS AND/OR CONTROLLING
                                     PERSONS

NAME                          PRINCIPAL OCCUPATION
ADDRESS                       BUSINESS ADDRESS              CITIZENSHIP
-------                       --------------------          -----------
Steven D. Hovde(4)            Investment Banker             U.S.
1629 Colonial Parkway         Hovde Financial, Inc.
Inverness, Illinois 60067     1629 Colonial Parkway
                              Inverness, Illinois 60067
                              Investment banking firm

Eric D. Hovde (5)             Portfolio Manager             U.S.
1826 Jefferson Place, N.W.    Hovde Capital Advisors LLC
Washington, D.C. 20036        1826 Jefferson Place, N.W.
                              Washington, D.C. 20036
                              Registered investment adviser

-------------------------------------------------------------------------------
(4) Steven D. Hovde is affiliated with the following Reporting Persons: Chairman of Hovde Capital Advisors LLC

(5) Eric D. Hovde is affiliated with the following Reporting Persons:
President, Chief Executive Officer and Managing Member of Hovde Capital Advisors LLC

                                   SCHEDULE 2

     The following table sets forth the amount and source of funds used by each Reporting Person in acquiring the Shares beneficially owned by it.

                                        Amount
                                        Originally
                    Total               Financed/           Source of
Name                Consideration       Current Balance     Funds
-------------------------------------------------------------------------------

Hovde Capital       $6,138,478.60       $1,725,767.95/      Working Capital
Advisors LLC                            $0                  of Affiliates and
                                                            Others

Eric D. Hovde       $6,955,947.20       $140,996.25/        AF/PF/OO
                                        $0

Steven D. Hovde     $6,673,954.70       $140,996.25/        AF/OO
                                        $0




-------------------------------------------------------------------------------

                                   SCHEDULE 3

      The following table sets forth the number and approximate percentage of Shares beneficially owned by each of the Reporting Persons. Each of the Reporting Persons has shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which each of them, respectively, possesses beneficial ownership.

                                                            Approximate
Name                          Number of Shares              Percentage
----                          ----------------              -----------

Hovde Capital Advisors LLC    759,224                       8.8%

Eric D. Hovde                 1,186,767                     13.8%

Steven D. Hovde               1,153,943                     13.4%

-------------------------------------------------------------------------------

Aggregate Shares Held by      1,186,767                     13.8%
Reporting Persons


                                   SCHEDULE 4

Description of Transactions in Shares Effected Within 60 Days.

The Reporting Persons have effected the following transactions in the Shares within sixty (60) days and all subsequent days up to June 30, 2005:

-------------------------------------------------------------------------------
               Transaction    Number of Transaction    Transaction    Where/
               Date           Shares    Price          Type           How
-------------------------------------------------------------------------------


Hovde Capital  05/09/05         300     $11.6000      Buy         Open Market
Advisors LLC

Hovde Capital  05/10/05         500     $11.6800      Buy         Open Market
Advisors LLC

Hovde Capital  05/11/05       2,400     $11.6800      Buy         Open Market
Advisors LLC

Hovde Capital  05/12/05      10,000     $11.8500      Buy         Open Market
Advisors LLC

Hovde Capital  05/13/05       2,000     $12.0000      Buy         Open Market
Advisors LLC

Hovde Capital  05/23/05       5,300     $12.0200      Buy         Open Market
Advisors LLC

Hovde Capital  05/24/05       9,600     $12.1500      Buy         Open Market
Advisors LLC

Hovde Capital  05/24/05         400     $12.1500      Buy         Open Market
Advisors LLC

Hovde Capital  06/03/05      15,375     $12.0700      Buy         Open Market
Advisors LLC

Hovde Capital  06/03/05      10,125     $12.0700      Buy         Open Market
Advisors LLC

Hovde Capital  06/03/05      14,425     $12.1500      Buy         Open Market
Advisors LLC

Hovde Capital  06/03/05       5,575     $12.1500      Buy         Open Market
Advisors LLC

Hovde Capital  06/06/05         300     $12.0800      Buy         Open Market
Advisors LLC

Hovde Capital  06/06/05         400     $12.0800      Buy         Open Market
Advisors LLC

Hovde Capital  06/09/05         400     $12.2800      Buy         Open Market
Advisors LLC

Hovde Capital  06/15/05       3,250     $12.5300      Buy         Open Market
Advisors LLC

Hovde Capital  06/15/05       1,250     $12.5300      Buy         Open Market
Advisors LLC

Hovde Capital  06/16/05       1,450     $12.5300      Buy         Open Market
Advisors LLC

Hovde Capital  06/16/05         550     $12.5300      Buy         Open Market
Advisors LLC

Hovde Capital  06/20/05       1,225     $12.5300      Buy         Open Market
Advisors LLC

Hovde Capital  06/20/05         475     $12.5300      Buy         Open Market
Advisors LLC

Hovde Capital  06/28/05       1,523     $12.2910      Buy         Open Market
Advisors LLC

Hovde Capital  06/28/05         590     $12.2910      Buy         Open Market
Advisors LLC

Hovde Capital  06/29/05      46,900     $11.6270      Buy         Open Market
Advisors LLC

Hovde Capital  06/29/05      18,100     $11.6270      Buy         Open Market
Advisors LLC

Hovde Capital  06/30/05      30,711     $11.3900      Buy         Open Market
Advisors LLC

Hovde Capital  06/30/05      11,900     $11.3900      Buy         Open Market
Advisors LLC

Hovde Capital  06/30/05       3,000     $11.3900      Buy         Open Market
Advisors LLC

-------------------------------------------------------------------------------


                                  EXHIBIT INDEX

                                                                      Page

Exhibit A-     Consent Agreement to 17 C.F.R. 13d-1(f)(1)               12

Exhibit B -    (Incorporated by reference to the Schedule 13D
              filed with the Commission on March 16, 1999)

Exhibit C -    Customer Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission on
               March 16, 1999)

Exhibit D -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission on
               March 16, 1999)

Exhibit E -    Partnership Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners II, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission on
               March 16, 1999)

Exhibit F -    Customer Agreement between NationsBanc
               Montgomery Securities and Eric D. Hovde
               (Incorporated by reference to the Schedule 13D
               filed with the Commission on March 16, 1999)

Exhibit G -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Eric D. Hovde
               (Incorporated by reference to the Schedule 13D
               filed with the Commission on March 16, 1999)

Exhibit H -    Account Agreement between Banc of America
               Securities LLC and Hovde Acquisition II, L.L.C.
              (Incorporated by reference to the Schedule 13D/A
              filed with the Commission on January 20,2003)

Exhibit I -    Prime Broker Agreement between Banc of America
               Securities LLC and Hovde Acquisition II, L.L.C.
              (Incorporated by reference to the Schedule 13D/A
              filed with the Commission on January 20,2003)

Exhibit J -    Limited Liability Company Agreement between
               Banc of America Securities LLC and Hovde
               Acquisition II, L.L.C. (Incorporated by reference
              to the Schedule 13D/A filed with the Commission on
              January 20,2003)

Exhibit K -    Customer Agreement between NationsBanc
               Montgomery Securities and Hovde Financial Inc.
               Profit Sharing Plan and Trust. (Incorporated by
               reference to the Schedule 13D filed with the
               Commission on March 16, 1999)

Exhibit L -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and Hovde Financial Inc.
               Profit Sharing Plan and Trust. (Incorporated by
               reference to the Schedule 13D filed with the
               Commission on March 16, 1999)

Exhibit M -    Customer Agreement between NationsBanc Montgomery
               Securities and The Eric D. Hovde Foundation.
               (Incorporated by reference to the Schedule 13D
               filed with the Commission on May 7, 1999)

Exhibit N -    Prime Broker Agreement between NationsBanc
               Montgomery Securities and The Eric D. Hovde
               Foundation. (Incorporated by reference to the
               Schedule 13D filed with the Commission on
               May 7, 1999)

Exhibit O-     Customer Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission
               on May 4, 2000)

Exhibit P-     Prime Broker Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission
               on May 4, 2000)

Exhibit Q-     Partnership Agreement between NationsBanc
               Montgomery Securities and Financial Institution
               Partners III, L.P. (Incorporated by reference to
               the Schedule 13D filed with the Commission
               on May 4, 2000)

Exhibit R -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution Partners,
               L.P. (Incorporated by reference to the Schedule
               13D/A filed with the Commission on January 20,2003)

Exhibit S -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, L.P. (Incorporated by reference to the
              Schedule 13D/A filed with the Commission on January
              20,2003)

Exhibit T -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, L.P. (Incorporated by reference to the
              Schedule 13D/A filed with the Commission on January
               20,2003)

Exhibit U -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, L.P.
              (Incorporated by reference to the Schedule 13D/A filed
              with the Commission on January 20,2003)

Exhibit V -    Options Agreement between Morgan Stanley & Co.
               Incorporated and Financial Institution Partners,
               Ltd. (Incorporated by reference to the Schedule 13D/A
               filed with the Commission on January 20,2003)

Exhibit W -    Customer Prime Broker Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, Ltd. (Incorporated by reference to the
               Schedule 13D/A filed with the Commission on January
               20,2003)

Exhibit X -    Master Securities Loan Agreement between Morgan
               Stanley Co. Incorporated and Financial Institution
               Partners, Ltd. (Incorporated by reference to the
              Schedule 13D/A filed with the Commission on January
              20,2003)

Exhibit Y -    Account Control Agreement between Morgan Stanley Co.
               Incorporated and Financial Institution Partners, Ltd.
              (Incorporated by reference to the Schedule 13D/A filed
               with the Commission on January 20,2003)

Exhibit Z -    Customer Agreement between Banc of America Securities
               LLC and Financial Institution Partners IV, L.P.
               (Incorporated by reference to the Schedule 13D/A filed
               with the Commission on July 2, 2003)

Exhibit AA -   Prime Broker Agreement between Banc of America
               Securities LLC and Financial Institution Partners
               IV, L.P. (Incorporated by reference to the Schedule 13D/A
               filed with the Commission on July 2, 2003)

Exhibit BB -         Partnership Agreement between Banc of America
                           Securities LLC and Financial Institution Partners
               IV, L.P. (Incorporated by reference to the Schedule 13D/A
               filed with the Commission on July 2, 2003)



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

                                                                      EXHIBIT A

            Consent Agreement Pursuant to 17 C.F.R. 13d-1(k)(1)(iii)

     Each of the undersigned hereby consents and agrees to the filing on behalf of each of them of the foregoing joint statement on Schedule 13D pursuant to 17 C.F.R. 13d-1(k)(1)(iii) with respect to his/its beneficial ownership of the shares of the Issuer.


                         HOVDE CAPITAL ADVISORS LLC

                         By:  /s/ Eric D. Hovde
                              -------------------------------------------------
                              Eric D. Hovde
                         Its: Managing Member


                         ERIC D. HOVDE

                         /s/ Eric D. Hovde
                         -------------------------------------------------


                         STEVEN D. HOVDE

                         /s/ Steven D. Hovde
                         -------------------------------------------------



Dated:    06/30/05

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